File No. 82-4698
Corner Bay Silver Inc.
Rule 12g3-2(b)
Ref. News Release June 19-02

Pan
S I L

02055215

RECEIVED OCT 0 4 2002

CB SILVER

SUPPL

June 19, 2002

PAN AMERICAN AND CORNER BAY AGREE TO REVISED MERGER TERMS

Vancouver, British Columbia ...... Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) and Corner Bay Silver Inc. (TSE: BAY) announce that the terms for their proposed merger (announced May 21st) have been modified. Under the new terms, each Corner Bay share will be exchanged for 0.385 common shares of Pan American plus 0.1925 of a Pan American warrant. Each whole warrant will allow the holder to purchase a common share of Pan American for a price of C$12 for five years. The warrants will, subject to regulatory approval, be listed on the Toronto Stock Exchange. Under the new plan of arrangement, no provision is made for the creation and distribution of shares in a new exploration company. Since Corner Bay currently has 20.8 million shares on a fully diluted basis, Pan American is expected to issue approximately 8 million common shares and approximately 4 million share purchase warrants to complete the transaction. Completion of the merger is subject to satisfactory fairness opinions and the signing of a definitive agreement, expected by late June, and to regulatory and shareholder approvals, anticipated in early September.

- End -

PROCESSED
OCT 0 9 2002
THOMSON
FINANCIAL

For further information, please contact:

Ross J. Beaty, Chairman or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175
Peter Mordaunt, Chairman or Steve Brunelle, Vice President, Corner Bay, 416-368-6240

CAUTIONARY NOTE
Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's or Corner Bay's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American or Corner Bay are active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F and Corner Bay's Form 20-F.

File No. 82-4698
Corner Bay Silver Inc.
Rule 12g3-2(b)
Ref. News Release Sept. 4-02

CORNER BAY SILVE

INC.

News Release No. 2002-09

SHAREHOLDERS APPROVE ARRANGEMENT RESOLUTION

September 04, 2002-Toronto, Ontario, Canada: At the Company's Special Meeting of Shareholders today, an arrangement resolution was passed by the shareholders of Corner Bay Silver Inc. which approves the proposed transaction with Pan American Silver Corp.

These shareholder approvals are necessary steps in the transactions announced in a release of June 19, 2002, which described the terms for the proposed arrangement.

The Company is working diligently to perfect all conditions to allow the deal to close as soon as possible

Trading Symbol TSE – BAY
For additional information on Corner Bay Silver Inc.:
Contact the Toronto, Ontario Office: Tel (416) 368-6240 Fax (416) 368-7141
Website: www.cornerbay.com E-mail: CornerBaySilver@on.aibn.com
Or the Tucson, Arizona Office: Tel (520) 297-5516 Fax (520) 297-5511

File No. 82-4698
Corner Bay Silver Inc.
Rule 12g3-2(b)
Ref. News Release June 28 - 02

Pan A
SILVER CORP.

CB SILVER

June 28, 2002

PAN AMERICAN AND CORNER BAY APPROVE REVISED MERGER TERMS

Vancouver, British Columbia ...... Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) and Corner Bay Silver Inc. (TSE: BAY) announce that each company's Board of Directors has unanimously approved the proposed merger of the companies. A definitive agreement governing the merger of the companies, the terms of which were announced on June 19th, has been signed and Extraordinary General Meetings to approve the transaction are scheduled to be held on September 4th in Toronto for Corner Bay shareholders, and on September 5th in Vancouver for Pan American shareholders. The transaction remains subject to regulatory approvals.

- End -

For further information, please contact:

Ross J. Beaty, Chairman or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175
Peter Mordaunt, Chairman or Steve Brunelle, Vice President, Corner Bay, 416-368-6240

CAUTIONARY NOTE
Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's or Corner Bay's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American or Corner Bay are active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F and Corner Bay's Form 20-F.

File No. 82-4698
Corner Bay Silver Inc.
Rule 12g3-2(b)
Ref. News Release June 20-02

CORNER BAY SILV

INC.

News Release No. 2002-06

CORNER BAY SILVER ACQUIRES CANYON RESOURCES' BRIGGS MINE CRUSHING PLANT FOR ALAMO DORADO SILVER PROPERTY

June 20, 2002-Toronto, Ontario, Canada: Peter Mordaunt, Chairman and President of Corner Bay Silver Inc. (" Corner Bay") is pleased to announce that Corner Bay has entered into an agreement with Canyon Resources Corporation ("Canyon") to purchase the Briggs Mine Crushing Plant.

AMEC Mining and Metals ("AMEC"), the engineering firm responsible for the Feasibility Study of the Alamo Dorado Silver/Gold Project, has undertaken several "trade off studies" on behalf of Corner Bay. The purpose of these studies is to determine the availability and suitability of quality equipment that could be utilized at Alamo Dorado. The presence of abundant, used equipment in the marketplace provides the Company with alternatives to purchasing new equipment at full price and sometimes with long construction and delivery schedules.

AMEC subsidiary, Terra Nova Technologies, Inc. ("TNT") has been responsible for the design, engineering and costing of the crushing, conveying and stacking systems for the Alamo Dorado Feasibility Study. TNT representatives have visited, reviewed and evaluated the Briggs Plant and have consulted with the Company on the purchase price.

Under the terms of the Agreement, Corner Bay has paid to Canyon US $250,000 and 850,000 common shares of the Company.

Corner Bay intends on moving the plant to the Alamo Dorado site in Mexico after maintenance is performed to bring the crushing system to good, sound operating condition. The purchase of this plant and sundry items included in the transaction will reduce the capital requirements for the project. This alternative to new equipment "trade off" is one of several areas that the Company has reviewed with its consultants to optimize the Alamo Dorado Project.

Trading Symbol TSE – BAY
For additional information on Corner Bay Silver Inc.:
Contact the Toronto, Ontario Office: Tel (416) 368-6240 Fax (416) 368-7141
Website: www.cornerbay.com E-mail: CornerBaySilver@on.aibn.com
Or the Tucson, Arizona Office: Tel (520) 297-5516 Fax (520) 297-5511

File No. 82-4698
Corner Bay Silver Inc.
Rule 12g3-2(b)
Ref. News Release July 5-02

CORNER BAY SILVER

INC.

News Release No. 2002-08

POSITIVE FEASIBILITY COMPLETED @ ALAMO DORADO

July 5, 2002-Toronto, Ontario, Canada: Peter Mordaunt, Chairman and President of Corner Bay Silver Inc. ("Corner Bay"), is pleased to provide the following Feasibility Study Summary of the Company's Alamo Dorado Project completed by AMEC E&C Services Inc. (All currency amounts are in $US).

INTRODUCTION:

AMEC E&C Services Inc. was contracted in 2001 by Corner Bay, to provide a Feasibility Study ("Study") for Corner Bay's Alamo Dorado Project located in Sonora, Mexico. The purpose of this Study was to determine if the project could support project financing and result in an acceptable return on investment for the Company. Corner Bay believes that this Study confirms that Alamo Dorado could support project financing.

The Alamo Dorado Project is a greenfield project with no existing infrastructure or equipment. The basis for this Study is utilizing; a combination of new and used equipment, a mining contractor, and owner operated crushing, leaching, and processing facilities. The reserves planned for mining are currently estimated at 35.5 million tonnes averaging 68 grams per tonne ("gpt") silver and 0.26 gpt gold, for a contained metal total of 77 million ounces of silver and 297 thousand ounces of gold or a silver equivalent ("AgEq; calculated at 65:1 silver:gold") of 96.5 million ounces. This is based on $4.60 silver per ounce and $300 gold per ounce. The project design crushing rate is 4.5 million tonnes per year or approximately 12,500 tonnes per day. At this design rate the project is expected to produce an average of 6.0 million ounces of silver and 29,000 ounces of gold per year or 7.9 million ounces of silver equivalent over the eight year mine life and 11 year project life.

Direct total cash costs are estimated at $3.25 per ounce silver equivalent and total costs including taxes, capital, and 10% employee profit sharing amount to $4.13 per ounce silver equivalent. The life of mine waste to ore stripping ratio is currently anticipated at 1.08:1. Capital costs for the project are estimated at $45.1 million. Silver production is higher in the first three years of production with peak production in year 3. The product will be silver – gold dore, which will be shipped to a precious metal refiner for final processing and sale.

AMEC E&C Services, Inc., ("AMEC") Earth & Environmental, Inc. (AEE), Mineral Resources Development Incorporated (MRDI) and Terra Nova Technologies, Inc (TNT), all wholly owned subsidiaries of AMEC are collectively referred to as "AMEC". Corner Bay supplied key portions of the supporting data through their independent consultants, METCON Research, Inc. (METCON), Mintec, inc. (Mintec), Agauyo Consultoria Ambiental, and C.J Grieg.

MINEABLE RESERVE

Corner Bay's Qualified Person, Mintec, provided the project mineable reserves. AMEC reviewed the assay data, geology model, resources model and the resulting reserve statement and found the work to be acceptable for use in this Study. AMEC wrote a Quality Assurance/Quality Control Report for the Study and a review of the assay data resulted in some minor adjustment to drill intervals due to indicators of possible down-hole contamination. Mintec modeled both data sets and reported that the adjusted assay intervals reduced the silver in the model by less than 3%. The adjusted data set is the basis for the reserves in this Study and Mintec's work.

For the purposes of this Study assumptions used to calculate the reserve and resource were a silver price of $4.60 per ounce and a gold price of $300 per ounce. According to Mintec the reserve and resource are calculated and presented to meet National Instrument 43-101 Standards of Disclosure for Mineral Projects. Reserve and resource calculations are exclusive of each other and are as follows:

Class	Tonnes (x1000)	Contained oz AgEq* (x1000)	Grade AgEq*(gpt)	Contained oz Ag (x1000)	Grade Ag (gpt)	Contained oz Au (x1000)	Grade Au (gpt)
Reserve							
Proven	23,360		86		71		0.27
Probable	12,144		76		60		0.24
Total	35,504	96,405	84	77,165	67	296	0.26
Resource							
Measured & Indicated	7,296		54		42		0.17
Total	7,296	12,452		9,852		40	

*** Assumes $4.60 silver per ounce & $300 gold per ounce. (65:1 silver to gold ratio)**

MINING

The mine plan is based on moving approximately 12,500 ore tonnes per day over a planning period of 350 operating days per year. This equates to a target of 4.5 million tonnes per year of reserve being mined and crushed. In early periods lower grade ore is stockpiled for processing in the final years of the mine life. It is proposed that mining operations will be conducted through a mining contractor with management by Corner Bay. Corner Bay will be responsible for all technical aspects of the mining operation, including, pit surveying, ore control, short and long term planning and other technical support.

The following is an annualized mine schedule of ore and waste:

Summary of Scheduling Results – Heap Leach Feed by Period

Period Year	Feed Tonnes X 1000	AgEq (gpt)	Ag (gpt)	Au (gpt)	Waste Tonnes X 1000	Total Tonnes X 1000	Strip Ratio
#							
1					1784	3000	
2	5716	76.90	60.94	0.24	4215	9089	1.02:1.0
3	4500	116.70	98.44	0.28	2557	7332	0.63:1.0
4	4500	130.04	110.84	0.29	4054	9000	1.00:1.0
5	4500	80.56	62.86	0.27	6359	10859	1.41:1.0
6	4500	70.59	60.05	0.16	6453	10953	1.43:1.0
7	4500	63.48	50.78	0.19	7823	12323	1.74:1.0
8	4500	72.81	51.65	0.32	4074	8574	0.91:1.0
9	2788	56.47	34.57	0.33	967	3627	0.5:1.0
Total	**35,504**	**84.52**	**67.61**	**0.26**	**38,287**	**73,792**	**1.08:1.0**

METALLURGY

The primary metallurgical testing program for the Alamo Dorado Project was developed under the direction of Corner Bay in consultation with METCON. AMEC has reviewed the methods and results obtained and as a result directed additional supplemental column and bottle roll testing during the course of the Study.

AMEC also worked closely with the geological team, primarily Corner Bay and Mintec to develop a geo-metallurgical understanding of the significant features of the Alamo Dorado Project that can influence the metallurgical performance results. This effort has resulted in a significant evolution in the understanding of the deposit.

The finalized leaching design criteria recommended for the leach material is:

* Nominal crush size (P_{80}) of minus ¼ inch crushed material

* Material is not agglomerated directly, but is agglomerated to a certain degree indirectly via conveyor transfer. Testing has shown this is not expected to affect performance.

* Preconditioning with 1.0 kg cyanide and 1.12 kg CaO per tonne of leach material applied during the conveying operation to effect mixing and a more even distribution.

* Leaching with cyanide solution (1 kg cyanide per tonne) at 0.2 liters/minute/metre^2 of leaching area.

Two metallurgically significant areas or zones have been defined through a combination of variability bottle roll testing and applied geological interpretation. These Zones have been related to the metallurgical testing information to produce recovery and consumable estimates for the commercial heap leaching operations anticipated.

Based on the column testing of core sample composites for Zone 1 the average silver recovery from heap leaching is expected to be 71 percent over 3 years. This accounts for 65 percent of the recoverable silver in the mine plan scheduled as ore for the heap.

Based on column testing of core sample composites for Zone 2 the average silver recovery from heap leaching is expected to be lower at 51 percent over 3 years. This accounts for 35 percent of the recoverable silver in the mine plan scheduled as ore for the heap.

HEAP LEACH FACILITY

AMEC carried out a geotechnical evaluation and basic level design for the heap leach facility. AMEC also carried out a site selection study, a preliminary geotechnical evaluation of the preferred leach pad site that included site reconnaissance, geotechnical investigation, laboratory testing and evaluation of the results for the purpose of design of the heap leach facilities for use in mine planning and project permitting.

The design consists of an integrated facility consisting of two phases with nine internal cells with a width of 85 meters spaced uniformly across the pad. The initial construction will consist of Phase 1 with a design storage capacity of 13.5 million tonnes. Phase 1 will achieve the required storage capacity stacked to approximately six lifts (36 meters in height). The ultimate design capacity of the heap leach facility is for storage of 36 million tonnes.

CRUSHING, CONVEYING AND STACKING

The proposed crushing, conveying and stacking system for the Alamo Dorado Project consists of all equipment required to receive ore from the mine and place it on the heap leach pad. The system is designed to produce a crushed product size of P_{80} minus 6.4 mm (1/4 inch) and convey and stack the material on the heap leach pad in 6-meter lifts. This complete system is designed to process approximately 12,500 tonnes per day including regularly scheduled maintenance

During the course of the Study two used equipment opportunities were identified which were evaluated by AMEC. The Briggs Plant located in California and owned by Canyon Resources Corporation, was found to provide exceptional synergy and opportunity for the Alamo Dorado project (see News Release 2002-06). The plant was inspected, the flow sheet modified for increased rates, and capital and operating costs were developed, all of which supported the incorporation of the Briggs Plant. Based on this work and a recommendation by AMEC, Corner Bay purchased the Briggs Plant.

PROCESS PLANT

The process plant will recover silver and gold from leach solution to produce dore. The precious metals will be recovered from the pregnant solution in a typical Merrill-Crowe zinc precipitation circuit. The precipitate will be mixed with fluxes and will be added to a furnace. At the end of the melt in the furnace, 1000 ounce dore bars will be poured. Dore will be cleaned, weighed, sampled and stored in a vault awaiting shipment to an independent outside refinery.

The major unit processes include:

* Solution application to the heap
* Merrill-Crowe circuit to recover silver and gold
* Acid treatment of zinc precipitated to remove leached metals including copper, zinc, selenium and cadmium
* Neutralization of leach solution
* Refining of leach residue to produce silver-gold dore

ENVIRONMENTAL PERMITTING

The environmental permitting work for the Study was provided by Corner Bay in conjunction with Agauyo Consultoria Ambiental the Company's environmental consultant and coordinator. AMEC has reviewed the Environmental Impact Statement (MIA), submitted by Corner Bay to the Mexican Secretary for Environmental and Natural Resources (SEMARNAT) to identify potential major deficiencies and for appropriateness for permitting the Alamo Dorado Project. Environmental impacts culminating from the development of the mine are greatly outweighed by the overall benefits. A finding of no significant impact was recommended in the impact statement/permitting document. The Company anticipates that all permits will be in place this year to allow construction to begin as scheduled in early 2003.

LAND AND WATER RIGHTS

The land agreements, mining concessions and water rights have been directed solely by Corner Bay and have not been reviewed in detail by AMEC for this Study. Corner Bay has executed local land agreements with several individuals and ejidos (agricultural cooperatives in Mexico) in the mine site area. Corner Bay has requested water rights from the Mexican federal agency (CNA). Corner Bay received a formal response that confirmed that no new rights could be granted at the nearby Hidalgo Dam but, CNA would support the proposal and assist Corner Bay in obtaining water rights from existing users that are not using their allocated amounts. In a tradeoff study completed by AMEC it was determined that constructing a water pipeline from the Hidalgo Dam was more reliable and cost effective than producing water from onsite production wells. The Company's timetable anticipates all rights being obtained in 2002 prior to the securing of project financing and the start of construction.

OPERATING COSTS

Average operating expenditures are $24.4 million dollars per year. Direct cash costs are $3.25 per ounce silver equivalent and on a per tonne basis is $5.68. The total cost (operating, capital, taxes and 10% employee profit sharing) is $4.13 per ounce silver equivalent produced, or $6.97 per tonne processed at a throughput rate of 4.5 million tonnes per year. Estimated operating costs do not include a contingency allowance or sustaining capital although the Financial Overview does.

Summary of Direct Cash Costs (Life of Mine)

Area	Cost/oz ($/AgEq.oz)	Cost/tonne ($/per tonne)
Mining (ore & waste)	1.06	1.85
Crushing, Conveying & Stacking	0.65	1.13
Process and Heap Leach	1.20	2.10
General Administration and Environmental	0.19	0.34
Sub-Total-Site Operating Cost	**3.10**	**5.42**
Refining, Treatment, Transport & Insur.	0.15	0.26
Total Operating Cash Cost	**3.25**	**5.68**

PROJECT CAPITAL COSTS

The AMEC estimated cost to construct, install and commission the facilities described in this Study is $45.1 million. This amount covers the direct field costs of executing the project, plus owner's costs and indirect costs associated with design, construction and commissioning. The estimate is based on utilizing Corner Bay's existing crushing plant. The estimated project capital costs by major area are as follows:

Summary of Capital Costs

Area	Total ($000)
Mine	6,824
Site General	540
Crushing and Conveying	6,610
Heap Leach	5,594
Process Plant	3,944
Water System	1,891
Electrical System	4,927
Ancillary Facilities	1,558
Total Direct	**31,888**
Project Indirects	5,814
Owner's Indirects	2,099
Total Indirects	**7,913**
Contingency	5,309
Total	**45,110**

FINANCIAL OVERVIEW

The Alamo Dorado Project was analyzed assuming 100 percent equity financing using a discounted cash flow approach starting in the second of quarter 2002. In addition, a 70:30 debt to equity ratio was also reviewed as an alternative for project financing. Mintec's reserve was calculated using $4.60 silver per ounce and $300 gold per ounce to produce a conservative mine plan for project financing. The base case metal prices for the project financial overview are $5 per ounce of silver and $325 per ounce of gold. Projections for annual revenues and costs are based on data developed for the mine plan, leach and process plant production, capital expenditures and operating costs. The estimated project cash flows were used to determine the pre-tax and after-tax internal rate of return (IRR) for the two cases considered.

The results of the 100% equity base case analysis yield a pre-tax IRR of 30 percent and an after-tax IRR of 17 percent. The results of the analysis with a 70:30 debt equity ratio at 5.5 % interest with debt being repaid in 4 years indicates a pre-tax IRR of 57 percent and an after-tax IRR of 33 percent. The 100% equity base case scenario has a projected payback period of approximately 2.8 years.

SENSITIVITY ANALYSIS

The effects of changes to gold and silver prices, capital cost and operating costs were examined. Changes in silver and operating costs are more sensitive while changes in gold prices and capital costs appear less sensitive with respect to project economics.

Base Case Sensitivity Analysis

		-20%	-10%	0%	+10%	+20%
NPV	($'s millions)					
	Capital Cost	25.6	22.4	19.1	15.7	12.3
	Operating Cost	37.2	28.3	19.1	7.7	<3.8>
	Gold Price	10.7	15.0	19.1	22.8	26.2
	Silver Price	<7.6>	5.9	19.1	30.6	41.6
IRR	(percent)					
	Capital Cost	24.9	20.8	17.3	14.4	11.8
	Operating Cost	27.2	22.5	17.3	10.5	1.7
	Gold Price	12.5	15.0	17.3	19.4	21.2
	Silver Price	<1.5>	9.1	17.3	23.8	29.8

Sensitivity of NPV ($000's)


50000
40000
30000
20000
10000
0
-10000
-20000
NPV (5%)
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
Capital Cost
Operating Cost
Gold Price
Silver Price

Change from Base Case

Trading Symbol TSE – BAY
For additional information on Corner Bay Silver Inc.:
Contact the Toronto, Ontario Office: Tel (416) 368-6240 Fax (416) 368-7141
Website: www.cornerbay.com E-mail: CornerBaySilver@on.aibn.com
Or the Tucson, Arizona Office: Tel (520) 297-5516 Fax (520) 297-5511

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release and the information contained herein

Certain Statements presented herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.